DSM Press Release

820-3120

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
T 740680
Ir
E



06019011


RECEIVED
NOV 2 7 2006


SUPPL

Heerlen (NL) / Linköping (SW), 20 November 2006

DSM invests in advanced materials company Micromuscle

DSM Venturing, the corporate venturing unit of Royal DSM N.V., today announced that it has taken a share of 10% in the advanced materials company Micromuscle. Micromuscle has developed electro-active polymers (EAPs) for use in medical devices and life science product applications. This investment will give DSM a perfect window on the potential of EAP technology for medical applications.

Electro-active polymers are an emerging class of advanced materials with new revolutionary properties. A primary advantage of EAPs is the possibility to electrically control their behavior and properties. This enables the construction of small, moving and force-exerting components called actuators or micromuscles. The EAP technology can be used in medical devices and enables new applications by performing a range of functions, such as control of the movement and properties of medical devices, the anchoring of devices, and controlled drug release. Currently, Micromuscle is focusing on vascular applications.

DSM and Micromuscle will explore opportunities for joint development products, especially in the area of drug delivery and cardiovascular systems. These are fields DSM is currently focusing on in its Emerging Business Area of Biomedical Materials (DSM Biomedical), which is one of the focus areas to secure longer-term growth as defined in DSM's corporate strategy program *Vision 2010 – Building on Strengths.*

In close cooperation with external parties, DSM Biomedical is active in extensive R&D that is expected to generate the innovations of the future, such as polymer implants, medical coatings, and polymeric systems for the controlled release of medicines in the body. DSM Biomedical draws upon DSM's expertise in the fields of polymers, coatings and material sciences combined with its strong position in life sciences. Steve Hartig, Vice President DSM Biomedical: '*We look forward to working together with Micromuscle. They have succeeded in carving out an interesting position in electro-active polymers for biomedical materials. Their expertise in combination with our broad competences in polymers and growing expertise in medical therapies should lead to valuable new applications. This cooperation illustrates once more how we put open innovation into practice at DSM.*'

DSM Venturing
DSM Venturing is an active investor in start-up companies and Venture Capital Funds in DSM's strategic growth fields of Nutrition, Pharma and Performance Materials. DSM Venturing's mission is to explore emerging markets and technologies in these strategic growth fields in order to enhance DSM's product portfolio and create value. DSM Venturing also plays an active role in the development of several new DSM business opportunities in the so-called Emerging Business Areas of Biomedical Materials, Industrial (White) Biotechnology, Specialty Packaging and Personalized Nutrition. For more information about DSM Venturing see www.dsm-venturing.com.

MicroMuscle

Micromuscle AB (Linköping, Sweden) was founded in 2000 as a spin-off from leading research on conducting polymers at Linköping University. Micromuscle develops electro-active polymer technology for use in medical and life science applications. The Company holds a strong IPR portfolio including patents and patent applications. Micromuscle focuses on vascular applications where EAP has considerable potential and enables new functionality for medical devices.
For more information see www.micromuscle.com

About DSM

DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). DSM's strategy, named *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. Market-driven growth, innovation and increased presence in emerging economies are key drivers of this strategy. The group has annual sales of over EUR 8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa and the Americas. More information about DSM can be found at www.dsm.com.

For more information:

DSM Corporate Communications
Nelleke Barning
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com